AMERICAN REALTY CAPITAL PROPERTIES, INC.

Pricing Term Sheet

Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 5, 2013	Registration Statement No. 333-187240
Supplementing the Preliminary
Prospectus Supplement dated December 4, 2013
(To Prospectus dated March 13, 2013)

American Realty Capital Properties, Inc.
3.75% Convertible Senior Notes due 2020

The information in this pricing term sheet relates to American Realty Capital Properties, Inc.’s offering of $350 million aggregate principal amount of its 3.75% Convertible Senior Notes due 2020 (the “Offering”) and should be read together with the preliminary prospectus supplement dated December 4, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 13, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-187240.

Issuer:	American Realty Capital Properties, Inc., a Maryland corporation.
Ticker / Exchange for Common Stock:	ARCP / The NASDAQ Global Select Market (“NASDAQ”).
Securities Offered:	3.75% Convertible Senior Notes due 2020 (the “Notes”).
Aggregate Principal Amount Offered:	$350 million aggregate principal amount of Notes (or $402.5 million aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $52.5 million principal amount of Notes is exercised in full).
Maturity Date:	December 15, 2020, unless earlier repurchased, redeemed or converted.
Interest Rate:	3.75% per annum, accruing from the Settlement Date.
Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2014.
Principal Amount per Note:	$1,000
Public Offering Price; Underwriting Discounts and Commissions:	The Notes are being offered to the underwriters at a price of $969.80 per Note (a discount of $30.20 from the principal amount per Note or $10,570,000.00 total discount from the aggregate principal amount), plus accrued interest, if any, from the Settlement Date. The Notes are being offered to the public at a price of $1,000 per Note, for a total of $350,000,000.00, plus accrued interest, if any, from the Settlement Date. The Issuer’s proceeds from the Offering (after underwriting discounts of $30.20 per Note from the public offering price (totaling $10,570,000.00) and before expenses) will equal $969.80 per Note, for a total of $339,430,000.00
NASDAQ Last Reported Sale Price on December 4, 2013:	$13.17 per share of the Issuer’s common stock.
Conversion Premium:	Approximately 15.0% above the NASDAQ Last Reported Sale Price on December 4, 2013.

Initial Conversion Price:	Approximately $15.15 per share of the Issuer’s common stock.
Initial Conversion Rate:	66.0262 shares of the Issuer’s common stock per $1,000 principal amount of Notes.
Use of Proceeds:	The Issuer estimates that the proceeds from the Offering will be approximately $338.6 million (or $389.5 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer intends to use the net proceeds from this Offering and the concurrent notes offering (a) to repay outstanding indebtedness under its existing credit facility (which will increase its availability of funds under such credit facility) and (b) for other general corporate purposes.
Trade Date:	December 5, 2013
Settlement Date:	December 10, 2013
CUSIP:	02917T AB0
ISIN:	US02917TAB08
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	Capital One Securities, Inc. JMP Securities LLC
Redemption of Notes to Preserve REIT Status:	The Issuer may not redeem the Notes prior to the Maturity Date except to the extent but only to the extent necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that it is necessary to redeem the Notes to preserve its status as a REIT, the Issuer may redeem for cash all or part of the Notes prior to the Maturity Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:
The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$13.17	$14.00	$15.00	$15.15	$16.00	$17.00	$18.00	$19.00	$20.00	$21.00	$22.00	$22.50
December 10, 2013	9.9039	7.5291	5.2767	4.9994	3.5589	2.2685	1.3233	0.6639	0.2524	0.0639	0.0160	0.0000
December 15, 2014	9.9039	7.2140	4.9952	4.7231	3.3158	2.0644	1.1570	0.5369	0.1709	0.0218	0.0000	0.0000
December 15, 2015	9.9039	6.9349	4.7414	4.4736	3.0951	1.8791	1.0135	0.4389	0.1173	0.0059	0.0000	0.0000
December 15, 2016	9.9039	6.8321	4.6268	4.3580	2.9805	1.7791	0.9329	0.3894	0.1035	0.0027	0.0000	0.0000
December 15, 2017	9.9039	6.9468	4.6614	4.3838	2.9701	1.7460	0.8964	0.3615	0.0908	0.0010	0.0000	0.0000
December 15, 2018	9.9039	7.1369	4.7085	4.4150	2.9347	1.6745	0.8238	0.3116	0.0693	0.0000	0.0000	0.0000
December 15, 2019	9.9039	6.9924	4.3354	4.0200	2.4761	1.2419	0.4991	0.1331	0.0000	0.0000	0.0000	0.0000
December 15, 2020	9.9039	5.4024	0.6405	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

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•	If the stock price is greater than $22.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $13.17 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 75.9301 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated December 4, 2013, and an accompanying prospectus, dated March 13, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Barclays at the following address: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1+ (888) 603-5847, or Citigroup at the following address: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1+ (800) 831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated December 4, 2013, and the accompanying prospectus, dated March 13, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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